UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-54C

 NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65
  OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(C) OF THE
                         INVESTMENT COMPANY ACT OF 1940

         The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:  Technest Holdings, Inc.
      -------------------------

Address of Principal
 Business Office:            90 Grove Street, Suite 205, Ridgefield, CT 06877
                                  (No. & Street, City, State, Zip Code)

Telephone Number (including area code):      (203) 431-1611
                                            -----------------

File Number under the Securities Exchange Act of 1934:    000-27023
                                                         -------------

         In addition to completing the cover page, a company withdrawing its election under Section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

     A. [ ] The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

     B. [ ] The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

     C. [ ] The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

     D. |X|The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company's new business. Give the date of the shareholders' or partners' meeting and the number of votes in favor of and opposed to the change.

              The Company expects to act as a holding company to acquire controlling interests in one or more companies in the technology industry and in the industries involved in developing innovative technologies that provide software and services to many sectors in the market place. The principal objective of the Company will be to derive earnings from the consolidated operations of several businesses in the technology sector. In connection with such change in the nature of the Company's business, the Company will cease being a business development company.

              As permitted by the Nevada Private Corporations Law, this action was authorized by written consent, dated June 10, 2002, of stockholders holding 24,578,313 shares of the Company's Common Stock, $.001 par value, representing in excess of sixty (60%) percent of the shares of the outstanding Common Stock entitled to vote thereon. An Information Statement in respect of this filing was filed with the Commission on January 17, 2003 and duly circulated to shareholders of the Company.

     E. [ ]The company has filed a notice of registration under Section 8 of the Act. State the filing date of the Company's notice of registration (Form N-8A) under the Act.

     F. [ ] Other. Explain the circumstances surrounding the withdrawal of election.

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                                    SIGNATURE

         Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Ridgefield and the state of Connecticut on the 30th day of April, 2003.

     [SEAL]                            Signature TECHNEST HOLDINGS, INC.
                                                   (Name of Company)

                             By    ______Mark Allen ________________________
                                   (Name of director, officer or general partner
                                              signing on behalf of the company)


     Attest:     Ronald E. Wright         Director
              ----------------------      --------
                  (Name)                  (Title)